UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41943

Amer Sports, Inc.

(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,

P.O. Box 2681

Grand Cayman, KY1-1111

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

On April 11, 2024, Amer Sports, Inc. issued its annual report for the year ended December 31, 2023. A copy of the annual report is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Amer Sports, Inc. Annual Report for the Year Ended December 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer

Date: April 11, 2024